Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Iconic Sports Acquisition Corp (the ”Company”) on Form S-1 of our report dated May 10, 2021, except for the second paragraph of Note 9 as to which the date is October 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Iconic Sports Acquisition Corp as of April 20, 2021 and for the period from April 15, 2021 (inception) through April 20, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

October 6, 2021